Exhibit (a)(5)(C)

Evan J. Smith

BRODSKY & SMITH
240 Mineola Boulevard
First Floor

Mineola, NY 11501

Telephone:	516.741.4977
Facsimile:	516.741.0626

esmith@brodskysmith.com

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

DANNY KEY,	Case No.:

Plaintiff,	Complaint For:

VS.	(1) Violation of § 14 (e) of the Securities Exchange Act of 1934
(2) Violation of § 14 (d) of the Securities Exchange Act of 1934
RESONANT, INC.,	(3) Violation of § 20(a) of the Securities Exchange Act of 1934
GEORGE B. HOLMES, MICHAEL FOX, RUBEN
CABALLERO, ALAN B. HOWE, JACK
H. JACOBS, JOSH JACOBS, JEAN
RANKIN, and BOB TIRVA,

Defendants.	JURY TRIAL DEMANDED

Plaintiff, Danny Key ("Plaintiff"), by and through his attorneys, alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1.            Plaintiff brings this stockholder action against Resonant, Inc. ("Resonant, Inc." or the "Company") and the Company's Board of Directors (the "Board" or the "Individual Defendants," and collectively with the Company, the "Defendants"), for violations of Sections 14(e), 14 (d), and 20(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") as a result of Defendants' efforts to sell the Company to Murata Manufacturing Co., Ltd.. ("Parent" or "Murata") as a result of an unfair process, and to enjoin an upcoming tender offer on a proposed all cash transaction representing a total approximate value of $294 million (the "Proposed Transaction").

2.            The terms of the Proposed Transaction were memorialized in a February 14, 2022, filing with the Securities and Exchange Commission ("SEC") on Form 8-K attaching the definitive Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, Murata will acquire all the outstanding shares of Resonant, Inc. common stock for $4.50 per share in cash. As a result, Resonant, Inc. will become an indirect wholly-owned subsidiary of Murata.

3.            Thereafter, on February 28, 2022, Resonant filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation Statement") with the SEC in support of the Proposed Transaction.

4.            The Proposed Transaction is unfair for a number of reasons. Significantly, the Recommendation Statement describes an insufficient process with only one goal in mind — to sell the Company to Murata.

5.            Next, it appears as though the Board has entered into the Proposed Transaction to procure for itself and senior management of the Company significant and immediate benefits with no thought to Plaintiff as a public stockholder. For instance, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, Company Board Members and executive officers will be able to exchange all Company equity awards for the merger consideration.

6.            In violation of the Exchange Act, Defendants caused to be filed the materially deficient Recommendation Statement on February 28, 2022, with the SEC in an effort to solicit stockholders, including Plaintiff, to tender their Resonant shares in favor of the Proposed Transaction. The Recommendation Statement is materially deficient, deprives Plaintiff of the information necessary to make an intelligent, informed and rational decision of whether to tender in favor of the Proposed Transaction, and is thus in violation of the Exchange Act. As detailed below, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the financial projections for Resonant, provided by Resonant to the Company's financial advisors Centerview Partners LLC ("Centerview") and Stifel, Nicolaus & Company, Incorporated ("Stifel"); and (c) the data and inputs underlying the financial valuation analyses, if any, that purport to support the fairness opinions created by Counterview and/or Stifel and provided to the Company and the Board.

7.	Accordingly, this action seeks to enjoin the Proposed Transaction.

8.	Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff. This action seeks to enjoin the Proposed Transaction.

PARTIES

9.            Plaintiff is a citizen of Kentucky and, at all times relevant hereto, has been a Resonant, Inc. stockholder.

10.          Defendant Resonant, Inc. is a leader in email security, productivity, and compliance. Resonant, Inc. is incorporated in Delaware and has its principal place of business at 10900 Stonelake Blvd, Suite 100, Office 02-130 Austin, Texas. Shares of Resonant, Inc. common stock are traded on the Nasdaq Stock Exchange under the symbol "RESN."

11.          Defendant George B. Holmes ("Holmes") has been a Director of the Company at all relevant times. In addition, Holmes serves as the Company's Chief Executive Officer ("CEO") and Chairman of the Board.

12.          Defendant Michael Fox ("Fox") has been a director of the Company at all relevant times.

13.          Defendant Ruben Caballero ("Caballero") has been a director of the Company at all relevant times.

14.          Defendant Alan B. Howe ("Howe") has been a director of the Company at all relevant times.

15.          Defendant Jack H. Jacobs ("J.H. Jacobs") has been a director of the Company at all relevant times.

16.            Defendant Josh Jacobs ("J. Jacobs") has been a director of the Company at all relevant times.

17.            Defendant Jean Rankin ("Rankin") has been a director of the Company at all relevant times.

18.            Defendant Bob Tirva ("Tirva") has been a director of the Company at all relevant times.

19.            Defendants identified in ¶¶ 11 - 18 are collectively referred to as the "Individual Defendants."

20.          Non-Party Murata designs, manufactures, and sells electronic components and related products in Japan and internationally. The company was founded in 1944 and is headquartered in Nagaokakyo, Japan.

21.            Non-Party Merger Sub is a wholly owned subsidiary of Murata created to effectuate the Proposed Transaction.

JURISDICTION AND VENUE

22.            This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(e), 14 (d), and 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have. The Court has supplemental jurisdiction over any claims arising under state law pursuant to 28 U.S.C. § 1367.

23.            Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

24.            Venue is proper in this District pursuant to 28 U.S.C. § 1391, because each of the Individual Defendants, as Company officers or directors, has extensive contacts within this District; for example, the Company's stock trades on the Nasdaq Stock Exchange which is headquartered in this District.

SUBSTANTIVE ALLEGATIONS

Company Background

25.            Resonant Inc., a late-stage development company, designs and develops filters for radio frequency (RF) and front-ends used in the mobile device, automotive, medical, internet-of-things, and related industries in Japan, China, and internationally. It uses Infinite Synthesized Networks technology, a software platform to configure and connect resonators that are building blocks of RF filters. The company develops a series of single-band designs for frequency bands; and multiplexer filter designs for two or more bands to address the carrier aggregation requirements; and XBAR, a technology for mobile and non-mobile applications, including 5G, WiFi, and Ultra-WideBand applications. Resonant Inc. was incorporated in 2012 and is headquartered in Austin, Texas.

26.            The Company's most recent financial performance press release, revealing financial results from the quarter preceding the announcement of the Proposed Transaction, indicated impressive financial success. For example, in the August 5, 2021 press release announcing its 2021 Q3 financial results, the Company reported milestones such as Deferred revenues totaled $4.4 million at the end of the third quarter of 2021, a sequential increase of 550% as well as an expansion of a multi-year commercial partnership with the Company's strategic partner.

27.            Speaking on the results, CEO Defendant Holmes said, "We continued to execute on our operational strategy in the third quarter, most notably highlighted by the recent expansion of our agreement with our strategic partner, the world's largest RF filter manufacturer,".... "The extended agreement is a testament to the superiority of our XBAR® technology in meeting the exacting demands required by next generation wireless networks, and a critical advancement towards the high-volume manufacturing of XBAR® RF filters."'

28.            The promise and financial results are not an anomaly, but rather, are indicative of a trend of continued future potential success by Resonant, Inc.. Clearly, based upon the positive outlook, the Company is likely to have tremendous future success.

29.            Despite this upward trajectory, the Individual Defendants have caused Resonant, Inc. to enter into the Proposed Transaction without providing requisite information to Resonant, Inc. stockholders such as Plaintiff.

The Flawed Sales Process

30.            As detailed in the Recommendation Statement, the process deployed by the Individual Defendants was flawed and inadequate, was conducted out of the self-interest of the Individual Defendants and was designed with only one concern in mind – to effectuate a sale of the Company by any means possible.

31.            Notably, the Recommendation Statement fails to indicate whether the so-called Special Committee of the Board, or its successor, the Strategic Advisory Committee of the Board, were composed solely of independent and disinterested directors.

32.            Next, the Recommendation Statement indicates that while a so-called "Special Committee" of the Board, or its successor, the "Strategic Advisory Committee" of the Board was created to run the sales process, said committee was composed in part of Directors who are clearly not independent or disinterested – for example Defendant Holmes who is the Company CEO. The Recommendation Statement fails to indicate why this committee was not populated solely with Board members who were disinterested and independent.

33.            The Recommendation Statement also fails to contain adequate information as to why the Board engaged multiple financial advisors during the sales process. Notably, the Recommendation Statement reveals that the Board engaged Stifel as a financial advisor during the sales process, but the Recommendation Statement fails to provide any fairness opinion or other analyses, if any, which were created by Stifel and provided to the Board in this capacity.

34.            In addition, the Recommendation Statement is silent as to the nature of the confidentiality agreements entered into between the Company and potentially interested third parties, including Murata, throughout the sales process, if any, and whether these agreements differ from each other, and if so in what way. The Recommendation Statement also fails to disclose all specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and any potentially interested third parties, including Murata, throughout the sales process, if any, would fall away.

35.            It is not surprising, given this background to the overall sales process, that it was conducted in a completely inappropriate and misleading manner.

The Proposed Transaction

36.            On November 8, 2021, Resonant, Inc. issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

KYOTO and AUSTIN, Texas, Feb. 14, 2022 (GLOBE NEWSWIRE) -- Murata Electronics North America, Inc., a wholly owned subsidiary of Murata Manufacturing Co., Ltd., and Resonant Inc. (Resonant) (NASDAQ: RESN) today announced that they have entered into a definitive agreement under which Murata will acquire all outstanding shares of Resonant not owned by Murata for $4.50 per share in cash. Resonant is a leader in transforming the way radio frequency (RF) front-ends are being designed and delivered for mobile handset and wireless devices. The combination will allow both companies to expand their offerings and to access additional markets and customers. Resonant will become a wholly owned subsidiary of Murata and continue with its innovative development designed to solve some of the world's toughest RF challenges.

"This acquisition will combine Murata's world-leading mobile RF product capabilities with Resonant's best-in-class XBAR filter solutions and world-class team of talented engineers," said Norio Nakajima, President of Murata. "Resonant invented its proprietary XBAR technology, which is expected to achieve higher frequency and superior performance to other filter technologies. We have collaborated closely with Resonant for many years on the development of proprietary circuit designs using Resonant's XBAR technology, and Resonant licensed to Murata rights for products in multiple specific radio frequencies in connection with our commercial partnership. We are confident Resonant's innovation is a key strategic differentiator for the mobile industry. This transaction will deepen our existing partnership and position us to better meet our customers' needs and expand opportunities for Murata."

"Murata is a global leader in RF modules and filters, and we are excited to build upon the successful partnership we've had together. The combination of Murata's leading products with Resonant's leading edge XBAR filter technologies will advance our combined ability to deliver best-in-class products to the RF front-end market," said George B. Holmes, Chairman and CEO of Resonant. "As part of the Murata team, we are looking forward to accelerating the integration of our XBAR technology into the Murata RF roadmap and delivering solutions with optimum RF performance. We have tremendous respect for Murata and look forward to accomplishing great things together."

“We believe this acquisition will enhance Murata's advanced RF front-end capabilities and the world's best filtering technology in the 3-9GHz frequency range, key areas for the growing integration of mobile technologies. The radio requirements of smartphones and other wireless devices continue to grow more complex. XBAR filter technology delivers the ability to solve the complexities created by these next generation network requirements. Murata and Resonant will provide a strong portfolio of Intellectual Property Rights covering the entire XBAR technology,” concluded Nakajima.

The transaction, which has been approved by both companies' boards of directors, is expected to close by the end of March 2022, subject to the tender of a majority of Resonant's shares, certain regulatory approvals and other customary closing conditions.

Potential Conflicts of Interest

37.            The breakdown of the benefits of the deal indicates that Resonant insiders are the primary beneficiaries of the Proposed Transaction, not the Company's public stockholders such as Plaintiff. The Board and the Company's executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff as a public stockholder of Resonant.

38.            Notably, Company insiders, currently own large, illiquid portions of Company stock that will be exchanged for the merger consideration upon the consummation of the Proposed Transaction as follows:

	Number of Shares Owned	Value of Shares Owned
Executive Officers:
George B. Holmes	527,436	$2,373,462.00
Martin S. McDermut(1)	271,825	1,223,212.50
Dylan Kelly	174,197	783,886.50
Neal Fenzi	584,730	2,631,285.00
Clint Brown(2)	118,750	534,375.00
Lisa Wolf(3)	170,608	767,736.00
Non-Employee Directors:
Ruben Caballero	154,462	695,079.00
Michael J. Fox(4)	2,121,168	9,545,256.00
Alan B. Howe	69,184	311,328.00
Jack H. Jacobs	64,184	288,828.00
Joshua Jacobs	67,684	304,578.00
Jean F. Rankin	73,512	330,804.00
Robert Tirva	64,184	288,828.00
Total	4,461,924	$20,078,658.00

39.            Moreover, upon the consummation of the Proposed Transaction, the Recommendation Statement indicates that each outstanding Company stock option, restricted share, or other equity award will be canceled and converted into the right to receive certain consideration according to the merger agreement as follows:

Vested Stock Options
Name	Number of Shares Underlying Options	Exercise Price Per Share	Option Assumed or Cancelled at Effective Time	Amount of Option Consideration
Executive Officers (Grant Date):
George B. Holmes
(August 7, 2017)	5,824	$4.51	Cancelled	—
(November 6, 2017)	7,663	$4.62	Cancelled	—
Total	13,487
Martin S. McDermut
(May 28, 2014)	12,000	$6.00	Cancelled	—
Total
Neal Fenzi
(February 5, 2016)	30,000	$1.95	Assumed	$76,500
(February 2, 2017)	25,146	$4.36	Assumed	$3,520
(August 7, 2017)	5,133	$4.51	Cancelled	—
(November 6, 2017)	4,752	$4.62	Cancelled	—
Total	65,031
Lisa Wolf
(June 30, 2014)	5,000	$7.20	Cancelled	—
(August 8, 2016)	25,000	$5.06	Cancelled	—
(February 2, 2017)	15,319	$4.36	Assumed	$2,145
(August 7, 2017)	6,688	$4.51	Cancelled	—
(November 6, 2017)	4,808	$4.62	Cancelled	—
Total	56,815

Name	Number of Shares Underlying RSUs (Time-Based Vesting)	Amount of RSU Consideration($)
Executive Officers:
George B. Holmes	431,101	1,939,954.50
Martin S. McDermut	143,233	644,548.50
Dylan Kelly	302,759	1,362,415.50
Clint Brown	188,024	846,108.00
Neal Fenzi	119,367	537,151.50
Lisa Wolf	135,539	609,925.50
Non-Employee Directors:
Ruben Caballero	106,553	479,488.50
Michael J. Fox	108,334	487,503.00
Alan B. Howe	57,499	258,745.50
Jack H. Jacobs	57,499	258,745.50
Joshua Jacobs	57,499	258,745.50
Jean F. Rankin	67,499	303,745.50
Robert Tirva	67,499	303,745.50

Name	Number of Shares Underlying RSUs (Performance-Based Vesting)	Amount of RSU Consideration($)
George B. Holmes	500,000	—
Dylan Kelly	200,000	—

40.            In addition, certain employment agreements with certain Resonant executives, entitle such executives to severance packages should their employment be terminated under certain circumstances. These `golden parachute' packages are significant and will grant each director or officer entitled to them millions of dollars, compensation not shared by Plaintiff as follows:

Golden Parachute Compensation

	Cash	Equity	Perquisites/ Benefits	Tax Reimbursement	Other	Total Payout
Name	($)(1)	($)(2)	($)(3)	($)	($)(4)	($)
George B. Holmes	1,062,500	1,939,955	50,151	—	5,000	3,057,606
Martin S. McDermut	733,918	644,549	40,859	—	5,000	1,424,326
Dylan Kelly	696,300	1,362,416	21,115	—	5,000	2,084,831

41.            The Recommendation Statement also fails to adequately disclose communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for Plaintiff to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company's stockholders.

42.            Thus, while the Proposed Transaction is not in the best interests of Resonant, Plaintiff or Company stockholders, it will produce lucrative benefits for the Company's officers and directors.

The Materially Misleading and/or Incomplete Recommendation Statement

43.            On February 28, 2022, the Resonant Board caused to be filed with the SEC a materially misleading and incomplete Recommendation Statement, that in violation the Exchange Act, failed to provide Plaintiff in his capacity as a Company stockholder with material information and/or provides materially misleading information critical to the total mix of information available to Plaintiff concerning the financial and procedural fairness of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Sales Process leading up to the Proposed Transaction

44.            Specifically, the Recommendation Statement fails to disclose material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Recommendation Statement fails to disclose:

a.	The specific reasoning as to why the Strategic Advisory Committee or its predecessor created by the Board to run the sales process contained Board members who were not disinterested or independent

b.	Adequate reasoning as to why no it was necessary to engage multiple financial advisors;

c.	Whether the terms of any confidentiality agreements entered during the sales process between Resonant on the one hand, and any other third party (including Murata), if any, on the other hand, differed from one another, and if so, in what way;

d.	All specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and potentially interested third parties (including Murata) throughout the sales process, if any, would fall away; and

e.	The Recommendation Statement also fails to adequately disclose communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company's stockholders

Omissions and/or Material Misrepresentations Concerning Resonant's Financial Projections

45.            The Recommendation Statement fails to provide material information concerning financial projections for Resonant provided by Resonant management and relied upon by Centerview in its analyses. The Recommendation Statement discloses management-prepared financial projections for the Company which are materially misleading.

46.            Notably, in connection with its fairness opinion rendered to the Company Board regarding the Proposed Transaction, Centerview notes that it reviewed, "certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Case One Projections and Case Two Projections."

47.            The Recommendation Statement, therefore, should have, but fails to provide, certain information in the projections that Resonant management provided to the Board and Centerview. Courts have uniformly stated that "projections ... are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management's inside view of the company's prospects." In re Netsmart Techs., Inc. S'holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

48.            With regard to Case One Projections for Resonant prepared by Resonant management, the Recommendation Statement fails to disclose material line items for the following metrics:

a.	Adjusted EBITDA, including all underlying necessary inputs and assumptions, including specifically: net income, and the specific adjustments made for depreciation, amortization, net interest income, income tax expense and non-cash equity compensation expense;

b.	Unlevered Free Cash Flows, including all underlying necessary inputs and assumptions used to calculate this metric.

49.            With regard to Case Two Projections for Resonant prepared by Resonant management, the Recommendation Statement fails to disclose material line items for the following metrics:

a.	Adjusted EBITDA, including all underlying necessary inputs and assumptions, including specifically: net income, and the specific adjustments made for depreciation, amortization, net interest income, income tax expense and non-cash equity compensation expense; and

b. Unlevered Free Cash Flows, including all underlying necessary inputs and assumptions used to calculate this metric.

50.            The Recommendation Statement also fails to disclose a reconciliation of all non-GAAP to GAAP metrics utilized in the projections.

51.            This information is necessary to provide Plaintiff in his capacity as a Company stockholder a complete and accurate picture of the sales process and its fairness. Without this information, Plaintiff is not fully informed as to Defendants' actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

52.            Without accurate projection data presented in the Recommendation Statement, Plaintiff is unable to properly evaluate the Company's true worth, the accuracy of Centerview's financial analyses, or make an informed decision whether to tender his shares in favor of the Proposed Transaction. As such, the Board is in violation of the Exchange Act by failing to include such information in the Recommendation Statement.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by Centerview

53.            In the Recommendation Statement, Centerview describes its fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

54.            With respect to the Selected Public Company Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions used to determine the utilized reference range of 2023/EV Revenue Trading Multiples of 5.0x to 8.5x;

b.	The Company's estimated net cash as of December 31, 2021; and

c.	The number of fully diluted outstanding Shares of Company stock as of February 11, 2022.

55.            With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions used to determine the utilized discount rate range of 14.50% to 16.00%;

b.	Resonant's weighted average cost of capital utilizes;

c.	The specific terminal values for the Company calculated based off the Case One Projections;

d.	The specific terminal values for the Company calculated based off the Case Two Projections

e.	The specific inputs and assumptions used to determine the utilized perpetuity growth rate range 2.0% to 3.0%;

f.	The specific tax savings from usage of the Company's federal net operating losses as of December 31, 2021 utilized;

g.	The Company's estimated future losses utilized; and

h.	The number of fully diluted outstanding Shares of Company stock as of February 11, 2022

56.            With respect to the Analyst Price Target Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific price targets utilized; and

b.	The specific identity of the financial firms who generated the utilized price targets.

57.            With respect to the Premiums Paid Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions used to determine the utilized reference range of 31.6% to 78.4% to the Company's closing stock price on February 11, 2022.

58.            These disclosures are critical for Plaintiff to be able to make an informed decision on whether to tender his shares in favor of the Proposed Transaction.

59.            Without the omitted information identified above, Plaintiff is missing critical information necessary to evaluate whether the proposed consideration truly maximizes his value and serves his interest as a stockholder. Moreover, without the key financial information and related disclosures, Plaintiff cannot gauge the reliability of the fairness opinion and the Board's determination that the Proposed Transaction is in his best interests as a public Resonant stockholder. As such, the Board has violated the Exchange Act by failing to include such information in the Recommendation Statement.

FIRST COUNT

Violations of Section 14(e) of the Exchange Act

(Against All Defendants)

60.            Plaintiff repeats all previous allegations as if set forth in full herein.

61.            Defendants have disseminated the Recommendation Statement with the intention of soliciting stockholders, including Plaintiff, to tender their shares in favor of the Proposed Transaction.

62.            Section 14(e) of the Exchange Act provides that in the solicitation of shares in a tender offer, "[i]t shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading[.].

63.            The Recommendation Statement was prepared in violation of Section 14(e) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

64.            The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

65.            The Individual Defendants were at least negligent in filing a Recommendation Statement that was materially misleading and/or omitted material facts necessary to make the Recommendation Statement not misleading.

66.            The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to decide whether to tender its shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Transaction.

67.            Plaintiff has no adequate remedy at law.

SECOND COUNT

Violations of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9

(Against all Individual Defendants)

68.            Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

69.            Defendants have disseminated the Recommendation Statement with the intention of soliciting stockholders, including Plaintiff, to tender their shares in favor of the Proposed Transaction.

70.            Section 14(d)(4) requires Defendants to make full and complete disclosure in connection with a tender offer.

71.            SEC Rule 14d-9 requires a Company's directors to, furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

72.            Here, the Recommendation Statement violates both Section 14(d)(4) and SEC Rule 14d-9 because it because it is materially misleading in numerous respects, omits material facts, including those set forth above and Defendants knowingly or recklessly omitted the material facts from the Recommendation Statement.

73.            The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to decide whether to tender his shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Transaction.

74.            Plaintiff has no adequate remedy at law.

THIRD COUNT

Violations of Section 20(a) of the Exchange Act

(Against all Individual Defendants)

75.            Plaintiff repeats all previous allegations as if set forth in full herein.

76.            The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the Recommendation Statement was materially misleading to Plaintiff in his capacity as a Company stockholder.

77.            The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the Recommendation Statement and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the Recommendation Statement. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed the Recommendation Statement before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

78.            The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of Resonant, Inc.'s business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from Plaintiff and Company, and that the Recommendation Statement was misleading. As a result, the Individual Defendants are responsible for the accuracy of the Recommendation Statement and are therefore responsible and liable for the misrepresentations contained herein.

79.            The Individual Defendants acted as controlling persons of Resonant, Inc. within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause Resonant, Inc. to engage in the wrongful conduct complained of herein. The Individual Defendants controlled Resonant, Inc. and all of its employees. As alleged above, Resonant, Inc. is a primary violator of Section 14 of the Exchange Act and SEC Rule 14a-9. By reason of their conduct, the Individual Defendants are liable pursuant to section 20(a) of the Exchange Act.

WHEREFORE, Plaintiff demands injunctive relief, in his favor and against the Defendants, as follows:

A.            Enjoining the Proposed Transaction;

B.            In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C.            Directing the Individual Defendants to exercise their fiduciary duties to disseminate a Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.            Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff's attorneys' and experts' fees; and

E.            Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: March 1, 2022	BRODSKY & SMITH

	By:	/s/ Evan J. Smith
Evan J. Smith
240 Mineola Boulevard
Mineola, NY 11501
Phone: (516) 741-4977
Facsimile (561) 741-0626

Counsel for Plaintiff